EExhibit 99.(a)(1)(ix)

Bee Street Completes Tender Offer for Continental Materials Corporation (CUO)

and Announces Commencement of Subsequent Offering Period

April 15, 2020 8:00 AM Eastern Daylight Time

CHICAGO—(BUSINESS WIRE)—Bee Street Holdings LLC (“Bee Street”), a holding company owned and controlled by James G. Gidwitz and other members of the Gidwitz family, today announces the successful completion of its previously announced tender offer to purchase all outstanding shares of common stock (the “Shares”) of Continental Materials Corporation (NYSE American: CUO, the “Company”) at a price of $9.50 per share in cash (the “Offer”).  The Offer and withdrawal rights expired as scheduled at midnight, New York City time, at the end of April 14, 2020.

Computershare Trust Company, N.A., the depositary for the Offer, has advised Bee Street that, at the expiration of the Offer, 421,686 Shares had been validly tendered pursuant to the Offer and not properly withdrawn. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 11,087 Shares.  Other than conditions which Bee Street has previously announced were waived, all conditions to the Offer have been satisfied, and Bee Street has accepted for payment, and expects promptly to pay for, all of the Shares which were validly tendered and not properly withdrawn pursuant to the Offer.

Additionally, Bee Street announces it is commencing, as of April 15, 2020, a subsequent offering period during which tenders of Shares will be accepted. This subsequent offering period will expire at midnight, New York City time, at the end of April 17, 2020, unless extended. Any Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and the holders of such Shares will be promptly paid the same price per Share that was paid in the initial offering period of the Offer. The procedures for tendering Shares during the subsequent offering period are the same as those applicable to the initial offering period as described in the Tender Offer Statement, except that Shares tendered during the subsequent offering period may not be withdrawn.  None of the Shares which were validly tendered during the initial offering period may be withdrawn during the subsequent offering period.

Together, the Shares previously owned by Bee Street and its affiliates and the Shares accepted for payment pursuant to the Offer constitute approximately 89% of the outstanding Shares.  Consequently, Bee Street cannot currently consummate the Merger (as defined in the Tender Offer Statement).  If, after any Shares which are properly tendered during the subsequent offering period are accepted, Bee Street and its affiliates own 90% or more of the outstanding Shares, Bee Street and the other Purchaser Filing Persons (as defined in the Tender Offer Statement) currently intend to consummate the Merger promptly after the expiration of the subsequent offering period, but the Purchaser Filing Persons may change their intent so to consummate the Merger.

As previously announced and together with the other Purchaser Filing Persons, Bee Street expects that, if the Merger does not occur promptly after the expiration of the subsequent offering period of the Offer, Bee Street would advocate, as the Company’s overwhelming majority stockholder, for the Company to ‘go dark’ and cease to be a public company by de-listing the Shares from the NYSE American Stock Exchange and by terminating and suspending their and its registrations under the Securities Exchange Act of 1934, as amended.  If the Company so de-lists and de-registers, the Company would not thereafter be required to file periodic reports with the United States Securities and Exchange Commission (the “SEC”) and to comply with certain other rules promulgated by the SEC under the federal securities laws.

About the Offer

The subsequent offering period of the Offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the joint Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, collectively, the “Tender Offer Statement”) filed by Bee Street with the SEC on February 18, 2020, as amended on February 27, 2020, March 20, 2020, March 27, 2020, April 1, 2020, April 6, 2020 and April 7, 2020.  The Tender Offer Statement may be further amended.

InvestorCom is acting as information and solicitation agent for the Offer. Requests for documents and questions regarding the Offer may be directed to InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

About Bee Street

Bee Street is the majority stockholder of the Company.  In addition, four of the members of the board of managers of Bee Street are also directors of the Company, including James G. Gidwitz, who is the Chairman and Chief Executive Officer of the Company.

Additional Information and Where to Find It

The Offer referenced herein commenced on February 18, 2020. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Bee Street has filed with the SEC.  On February 18, 2020, Bee Street filed the Tender Offer Statement with the SEC. The Tender Offer Statement was subsequently amended on February 27, 2020, March 20, 2020, March 27, 2020, April 1, 2020, April 6, 2020 and April 7, 2020 and may be further amended. On March 3, 2020, the Company filed the related Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC, which was amended on March 24, 2020, April 3, 2020 and April 8, 2020 and which may be further amended. The Company’s stockholders and other investors are urged to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information which should be read carefully before any decision is made with respect to the Offer.

The Tender Offer Statement and the Solicitation/Recommendation Statement, including amendments related thereto, are available for free at the SEC’s web site at www.sec.gov. In addition, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained free of charge from the information agent by contacting InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

In addition to the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For Bee Street:

c/o InvestorCom

Attn: John Glenn Grau, President

(203) 295-7841

jgrau@investor-com.com